Exhibit 99.1

FinVolution Group Announces Dividend of US$ 0.17 per American Depositary Share for Fiscal Year 2020

SHANGHAI, March 11, 2021 /PRNewswire/ – FinVolution Group (“FinVolution”, or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced that its board of directors (the “Board) has declared a dividend of US$0.17 per American Depositary Share for its fiscal year 2020, which is expected to be paid approximately April 30, 2021 to shareholders of record at the close of business on April 7, 2021. The determination to make dividend distributions and the amount of such distributions will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flows, financial condition and other relevant factors.

Mr. Shaofeng Gu, Chairman of FinVolution Group, commented, “We are pleased to make our third consecutive dividend distribution as a listed company. The Board’s declaration of a continuous dividend reaffirms our core competencies leading to our successful business transition, our confidence in our business model and long-term market potential in both Mainland China and Southeast Asia. With our leadership position in the market, we remain optimistic for the long-term outlook of the Company.”

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2020, the Company had over 116.1 million cumulative registered users.

For more information, please visit: https://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the

Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com